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              CISCO SYSTEMS TO ACQUIRE ARDENT COMMUNICATIONS CORP.


      SAN JOSE, Calif. -- June 24, 1997 -- Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held Ardent Communications Corp. Previously, Cisco and Sequoia Capital held minority equity stakes in Ardent. San Jose-based Ardent is a pioneer in designing combined communications support for compress voice, LAN, data and video traffic across public and private Frame Relay and ATM networks.

      Under the terms of the acquisition agreement, shares of Cisco common stock worth approximately $156 million will be exchanged for the outstanding shares and options of Ardent. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of 23 cents per share in the fourth fiscal quarter of 1997. The acquisition is expected to be completed by late-July 1997 subject to various closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and Ardent shareholder approval.

          CISCO STEPS UP INTEGRATION OVER FRAME RELAY AND ATM NETWORKS

      With the continued pace of deregulation of the telecommunications service industry, carriers are increasingly offering services which integrate communication channels of voice, video, and data. As a result, the demand for low cost, easy to use, multiservice access products for new carrier services is rapidly expanding. The acquisition of Ardent will complement CISCO'S 3800 SERIES within carrier service offerings for branch offices and remote sites by extending leadership in integration of voice, video and data. Based on CISCO IOS SOFTWARE, Ardent's low cost platforms will natively support multiservice traffic and implement voice compression using high performance Digital Signal Processor
(DSP)


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technology. Ardent's early affiliation with Cisco has resulted in a complementary product platform offering superior interoperability with existing Cisco MULTISERVICE ACCESS and SWITCHING product lines.

                           ABOUT ARDENT COMMUNICATIONS

      Ardent Communications was founded in 1996 by CEO Wu Fu Chen. Mr. Chen has co-founded four other companies since 1986 including Cascade Communications and Arris Networks. Ardent's approximately 40 employees will remain in San Jose and become part of the Multiservice Access Business Unit led by Vice President and General Manager Alex Mendez within Cisco's Service Provider line of business.

      Ardent Communications is on the leading edge of integrated access equipment design. Founded in 1996, Ardent designs, manufacturers and distributes advanced access products for integrating voice, video and data on public or private Frame Relay or ATM networks.

                               ABOUT CISCO SYSTEMS

      CISCO SYSTEMS, INC. (NASDAQ:CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

                                      # # #

      Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

      This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid


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technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.


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